

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2014

Via E-mail
Frank Schools
Chief Financial Officer
99 Cents Only Stores
4000 Union Pacific Avenue
City of Commerce, California 90023

> **Re: 99 Cents Only Stores**
> **Form 10-K for the Fiscal Year Ended March 30, 2013**
> **Filed July 12, 2013**
> **Form 10-Q for the Quarterly Period Ended December 28, 2013**
> **Filed February 11, 2014**
> **Response dated March 4, 2014**
> **File No. 1-11735**

Dear Mr. Schools:

We have reviewed your response dated March 4, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 30, 2013

Item 8. Financial Statements and Supplementary Data, page 50

Notes to Consolidated Financial Statements, page 57

11. Stock-Based Compensation Plans, page 81

Share Repurchase Rights, page 81

1. We reviewed your response to comment 6 in our letter dated February 5, 2014. Please help us better understand why no compensation cost is being recognized for these option

awards referencing the authoritative literature that supports your accounting treatment. In doing so, please address the following: a) It appears you concluded these option awards are, as of March 30, 2013, equity classified awards rather than liability awards. If so, please confirm referencing the authoritative literature supporting the classification. If not, please advise. b) It appears you determined no compensation cost should be recognized since the option awards contain a performance condition, namely registration under the Securities Exchange Act of 1934 of Parent's common stock. If so, please confirm and if not, please advise. c) Reference is made to the third sentence in the second paragraph of your response. This sentence states the performance condition only impacts the awards call right. Please confirm the performance condition does not impact the vesting or exercisability of the award or otherwise advise. If the performance condition only impacts the call right, please explain in detail why this would prevent compensation cost from being recognized referencing the authoritative literature that supports your conclusion.

Former Executive Put Rights, page 81

2. We reviewed your response to comment 7 in our letter dated February 5, 2014. As previously requested, please tell us the authoritative literature that supports your accounting treatment. In addition, please tell us how these put rights would have been accounted for had they not fallen within the scope of the accounting for stock-based compensation literature. Finally, in your response you state the put rights were cancelled by mutual agreement in the third quarter of fiscal 2014. Referencing authoritative literature that supports your accounting treatment, please tell us how you accounted for the cancellation specifically addressing whether compensation costs previously recognized were reversed upon cancellation. In doing so, please address whether the Gold-Schiffer Purchase described in the last paragraph on page 22 of Form 10-Q for the quarterly period ended December 28, 2013 settled the put right liability.

17. Financial Guarantees, page 86

3. We reviewed your response to comment 9 in our letter dated February 5, 2014. Please refer to Rule 1-02(aa) of Regulation S-X which defines a wholly-owned subsidiary as one for whom its parent (and/or the parent's other wholly-owned subsidiaries) owns substantially all, rather than all, of its voting shares. As previously requested, please revise to state, if true, that the guarantor subsidiaries are 100% owned by you or advise us of the basis for your presentation under Rule 3-10 of Regulation S-X.

Form 10-Q for the Quarterly Period Ended December 28, 2013

Part I – Financial Information, page 2

Item 1. Financial Statements, page 2

Notes to Consolidated Financial Statements, page 8

1. Basis of Presentation and Summary of Significant Accounting Policies, page 8

Inventories, page 9

4. Please describe in detail the recent sales trends of your slower moving inventory and new merchandising plan that resulted in the increase to your valuation allowances for excess and obsolete inventory. In doing so, explain whether these factors existed in prior periods, and if so, why the valuation allowance was not previously increased as result of these factors.

8. Stock-Based Compensation, page 20

5. Please tell us how you accounted for the cancellation and forfeiture of options as a result of the Gold-Schiffer Purchase referencing the authoritative literature that supports your accounting treatment. In doing so, please tell us whether any compensation cost was recognized as a result of the purchase. Refer to ASC 718-20-35-7.

6. Reference is made to the last sentence on page 21 in which you state compensation expense associated with options that vest based on performance conditions will not be recognized until the performance conditions are achieved. Please tell us about these certain performance hurdles and the guidance in ASC 718 supporting this deferred accounting treatment. In addition, please tell us your consideration of accruing compensation cost based on the probable outcome of a performance condition. Refer to ASC 718-10-25-20.

10. Income Taxes, page 23

7. We reviewed your response to comment 13 in our letter dated February 5, 2014. Please explain in detail the facts, circumstances and information existing at September 28, 2013 that supported release of the valuation allowance. In addition, please explain in detail whether similar facts, circumstances and information existed at March 30, 2013. Refer to ASC 740-10-30.

11. Commitments and Contingencies, page 23

Workers' Compensation, page 23

8. Please describe in detail the significant increase in the severity of open claims that resulted in the increase of your workers' compensation liability. In doing so, please tell us when you began to see increases in the severity of open claims and explain why such a large increase in the liability was appropriate in the three months ended December 28, 2013 rather than in prior periods.

Legal Matters, page 24

9. We note that you cannot predict the amount of potential loss for certain legal matters. Please explain the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.

13. Other Accrued Expenses, page 25

10. Please explain why the accrued legal reserves and fees balance increased from March 30, 2013 to December 28, 2013.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief